Filed by Pfizer Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Pfizer Inc.

(Commission File No. 001-03619)

The following communications are being filed in connection with the proposed business combination between Mylan N.V. and Upjohn, Pfizer Inc.’s off-patent branded and generic established medicines business.

The following communication was made during a Mylan shareholder presentation on September 4, 2019:

+ A New Champion for Global Health September 2019

Safe Harbor Provision + This communication contains “forward-looking statements”. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include, without limitation, statements about the proposed combination of Upjohn Inc. (“Upjohn”), a wholly owned subsidiary of Pfizer Inc. (“Pfizer”), and Mylan N.V. (“Mylan”), which will immediately follow the proposed separation of the Upjohn business from Pfizer (the “proposed transaction”), the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding Pfizer’s, Mylan’s and Upjohn’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. Forward-looking statements may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target”, “outlook” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; changes in relevant tax and other laws; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction, including receipt of approval of Mylan’s shareholders, not being satisfied or waived on the anticipated timeframe or at all; the regulatory approvals required for the proposed transaction not being obtained on the terms expected or on the anticipated schedule or at all; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) and related standards, or on an adjusted basis (“Non-GAAP measures”); the integration of Mylan and Upjohn being more difficult, time consuming or costly than expected; Mylan’s and Upjohn’s failure to achieve expected or targeted future financial and operating performance and results; the possibility that the combined company may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Mylan and Upjohn; customer loss and business disruption being greater than expected following the proposed transaction; the retention of key employees being more difficult following the proposed transaction; Mylan and Upjohn’s capacity to bring new products to market, including but not limited to where it uses its business judgment and decides to manufacture, market and/or sell products directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); the scope, timing and outcome of any ongoing legal proceedings and the impact of such proceedings on Mylan’s and Upjohn’s consolidated financial condition, results of operations and/or cash flows; Mylan’s and Upjohn’s ability to protect their respective intellectual property and preserve their respective intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impacts of competition; changes in the economic and financial conditions of the business of Mylan or Upjohn; and uncertainties and matters beyond the control of management and other factors described under “Risk Factors” in each of Pfizer’s and Mylan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission (“SEC”). You can access Pfizer’s or Mylan’s filings with the SEC through the SEC website at www.sec.gov or through Pfizer’s or Mylan’s website, and Pfizer and Mylan strongly encourage you to do so. Except as required by applicable law, Pfizer, Mylan or Upjohn undertake no obligation to update any statements herein for revisions or changes after the date of this communication. 1

Safe Harbor Provision + ADDITIONAL INFORMATION This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed transaction, Upjohn, Mylan and Mylan I B.V., a wholly owned subsidiary of Mylan, (“Mylan Newco”) intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will include a proxy statement/prospectus relating to the proposed transaction. In addition, Upjohn expects to file a registration statement in connection with its separation from Pfizer. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, UPJOHN, MYLAN NEWCO AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of Mylan seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan, upon written request to Mylan, at (724) 514-1813 or investor.relations@mylan.com or from Pfizer on Pfizer’s internet website at https://investors.Pfizer.com/financials/sec-filings/default.aspx or by contacting Pfizer’s Investor Relations Department at (212) 733-2323. PARTICIPANTS IN THE SOLICITATION This communication is not a solicitation of a proxy from any investor or security holder. However, Pfizer, Mylan, Upjohn and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Pfizer may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2019, its definitive proxy statement and additional proxy statement relating to its 2019 Annual Meeting filed with the SEC on March 14, 2019 and on April 2, 2019, respectively, and Current Report on Form 8-K filed with the SEC on June 27, 2019. Information about the directors and executive officers of Mylan may be found in its amended Annual Report on Form 10-K filed with the SEC on April 30, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting filed with the SEC on May 24, 2019. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus when it becomes available. NON-GAAP FINANCIAL MEASURES This communication includes the presentation and discussion of certain financial information that differs from what is reported under U.S. GAAP. These Non-GAAP measures, including, but not limited to, Adjusted EBITDA, Adjusted EBITDA margin and debt to credit agreement Adjusted EBITDA leverage ratio are presented in order to supplement investors’ and other readers’ understanding and assessment of the financial performance of Mylan and the expected financial performance of the combined company following the consummation of the proposed transaction. The stated forward-looking Non-GAAP measure, targeted long-term average debt to credit agreement Adjusted EBITDA leverage ratio, is based on the ratio of (i) targeted long-term average debt, and (ii) targeted long-term credit agreement Adjusted EBITDA. However, Mylan has not quantified future amounts to develop the target but has stated its goal to manage long-term average debt and adjusted earnings and EBITDA over time in order to generally maintain the target. The target does not reflect Mylan guidance. Non-GAAP measures should be considered only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with U.S. GAAP.    2

Mylan Undertook an Extensive + Strategic Review to Create and Unlock Value As part of the year-long review, we considered multiple, diverse ways to create and unlock shareholder value 1 â–ª Enhance global scale, including building a meaningful presence in China, to further serve the world’s population of 7 billion with high quality medicines in a cost effective manner Strategic â–ª Continue to reduce exposure to U.S. generics commodity markets â–ª Establish stronger foothold in key high-growth Emerging Markets 2 â–ª Rationalize cost structure, ranging from our portfolio to supply chain and the markets we serve to further enhance “economic profit” Financial â–ª Fortify strong balance sheet position to further enhance financial flexibility â–ª Transition the company’s business model to a capital return focus through dividends and repurchases    We believe that the Upjohn combination provides the optimal pathway to unlock value as well as providing important strategic and financial benefits in many critical areas    3

Combination With Upjohn Expected to Achieve All of These Goals and More

		Mylan *(Standalone)*		Mylan + Upjohn *(New Company)*
1 Strategic	**Even More Balanced Geographic Exposure**	**2020E Pro Forma Revenue** 	*Meaningful presence in China; reduced US exposure*	**2020E Pro Forma Revenue** 
	Further Differentiated Product Portfolio		*Sustainable, diverse and differentiated portfolio*	
	Enhanced Scale in China	*~500 commercial employees*		*~4,900 commercial employees, covering 300+ cities in all provinces*

Other Emerging Markets ~15%
Asia Pacific ~10%
~75% NA & Western Europe

Other Emerging Markets ~15%
Asia Pacific ~30%
~55% NA & Western Europe
China: ~11%

Biologics 6%
OTC 9%
US Gx 20%
Ex-US Gx 32%
Rx 33%

Biologics 4%
OTC 6%
US Gx 15%
Ex-US Gx 19%
Rx 56%

Note: NA = North America; Asia Pacific includes Japan and Australia

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Combination With Upjohn Expected to Achieve All of These Goals and More

2		Mylan (Standalone)	Mylan + Upjohn (New Company)
Financial	Cost Rationalization	Significant portfolio rationalization opportunities	Existing standalone opportunities + expected incremental $1bn annual cost synergies by 2023
	Adjusted EBITDA Margin	~30%[1]	~40%[2]
	Financial Flexibility	Leverage target:[3] 3.0x	Leverage target: ≤ 2.5x by 2021
	Return of Capital – Dividend	No dividend	Expected ≥ 25% of free cash flow beginning first full quarter after close of proposed transaction (est. to close mid-2020)
	Return of Capital – Repurchase	Focused primarily on debt paydown	Significant financial capacity to repurchase shares in addition to paying down debt

Attractive Combination Economics	Transaction valued at 2020E Adjusted EBITDA multiple for Upjohn of ~6.3x before synergies, or ~5.0x after synergies[4]

(1) Reflects Wall Street Consensus.
(2) Reflects the impact of phased-in synergies.
(3) Reflects Mylan's targeted long-term average debt to credit agreement Adjusted EBITDA leverage ratio.
(4) Based on midpoint of $3.8 – $4.1bn Adjusted EBITDA range for Upjohn, $1bn of synergies and Mylan share price as of July 26, 2019.

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The Proposed Transaction Will Also Include the Following Important Structural Changes + (Standalone) (New Company) Netherlands Delaware Domicile Stakeholder-centric model Shareholder-centric model Structural Best-in-class commercial excellence with deeper bench Strong and cohesive current Management strength that combines the management team complementary skill sets of both Mylan and Upjohn    6

Expected Upjohn Global Revenue + (2019-2020) ($B) ~$10 ~($1.6) ~($0.7-$1.1) ~$0.1 ~$7.5-$8 2019 US Lyrica LOE China VBP/Others EM Growth 2020 Source: Pfizer and Mylan Management. Note: VBP = Volume-based Procurement; EM = Emerging Markets. 7

NewCo’s Anticipated Business Model + Transformed Years Transaction Close 0 1 2 3 4 5 6 7+ Integration Operations Execution Product Business Launches ~$3B Execution Cost Synergies Synergies Revenue Synergies New Pipeline Launches Rapid Leverage Deleveraging    Share Capital Repurchases Capital Return Dividends Allocation Business Development New Pipeline Investment Near Term Expectations Longer Term Expectations • Standalone business execution • Maintenance of an optimal capital structure • Business rationalization and realization of (continue to target ≤ 2.5x) Key Focus Areas significant, annual cost synergies • Dividend growth and share repurchases • Rapid deleveraging to achieve leverage target • Powerful revenue synergy realization of 2.5x by 2021 • Product portfolio development and external • Dividend payment reflecting 25% of free cash business development initiatives flow beginning first full quarter after close    8

NewCo Differentiated from Landscape + NewCo Selected Spec Pharma / Generics $19—$20bn $17 2020E $12 $9    Worldwide $5 8 $5 Sales ($bn) $2 $2 NewCo1 Market Cap ~$24bn3 $7.6 $10.1 NA $15.7 $6.4 $6.1 $0.8 ($bn)2 2018 US ~25%4 49%5 34% 28% 34% 65% 62% NA Exposure 2020E EBITDA ~40%7 28% 30% NA 23% 19% 27% 30% Margin6 Est. Gross ≤ 2.5x Debt / 2020E 6.0x 3.7x NA 1.3x 3.6x 1.0x 5.2x EBITDA9 Target by the end of 2021 Pays NA Dividend? / Dividend 0.6% 1.7% 1.6% Yield10 TEV / 2020E What multiple does this 7.4x 6.4x NA 13.7x 9.0x 10.5x11 6.6x EBITDA6 NewCo profile deserve? Implied NewCo Share Price and Dividend Yield Illustrative TEV / 2020E Adj. EBITDA 7.4x 8.0x 8.5x 9.0x 9.5x 10.0x Implied Share Price12 ~$26.51 ~$30.33 ~$33.52 ~$36.71 ~$39.90 ~$43.09 Implied Percentage Gain vs. Mylan Current Price13 36% 56% 72% 89% 105% 121% Implied Dividend Yield @ 25% Payout14 ~3.1% ~2.7% ~2.5% ~2.2% ~2.1% ~1.9% Source: Company filings, Capital IQ. Note: 2020 Pro Forma Outlook reflects Lyrica US LOE and China Volume Based Procurement. Market data as of 8/30/19. 1 2020 Pro Forma Outlook revenue; 2 Figures assume fully-diluted shares outstanding based upon last reported shares and share prices as of 8/30/19; 3 Assumes estimated pro forma shares of 1.215bn and Mylan price per share as of 8/30/19; 4 Reflects 2020E pro forma US revenues as a % of total 2020E pro forma revenues; 5 Reflects North American revenues as a % of 2018 revenues; 6 Wall Street consensus 2020E EBITDA margin. Figures adjusted to reflect 2020E calendar year. Enterprise value calculated as market capitalization dated 8/30/19 plus debt outstanding less cash and cash equivalents plus non-controlling interest and less investment in affiliates as reported in the latest public filing. Consensus estimates are not internal estimates; 7 2020E pro forma adjusted EBITDA margin including phased-in synergies; 8 Includes revenues from consolidated sub Taro; 9 Gross leverage multiples based on consensus EBITDA estimates and gross debt outstanding as of the last reported publicly available filings. EBITDA estimates adjusted to reflect 2020E calendar year; 10 Dividend per share declared in the last 12 months divided by the company share price dated 8/30/19; 11 Includes $12mm cash impact from acquiring Insys Therapeutic’s naloxone spray; 12 Assumes a 2020E adjusted EBITDA of $7.75bn, $12bn debt Upjohn contributed debt, $13bn standalone Mylan debt, $0.2bn standalone Mylan cash (as of Q2 2019) and pro forma share count of 1.215bn; 13 Mylan share price of $19.47 dated 8/30/19. 14 Assumes 25% of 2020E free cash flow paid out as a dividend. Based on projected $4bn 2020E cash flow and pro forma share count of 1.215bn. 9

A New Champion for Global Health